February 9, 2006



Mr. William E. Prince
Chief Executive Officer and Principal Financial Officer
Integrated Environmental Technologies, Ltd.
4235 Commerce Street
Little River, South Carolina  29566


	Re:	Integrated Environmental Technologies, Ltd.
		Form 10-KSB for Fiscal Year Ended December 31, 2004, as amended
Filed March 30, 2005 and December 9, 2005
		Forms 10-QSB for Fiscal Quarters
      Ended March 31, 2005, June 30, 2005 (as amended) and September 30, 2005
      Filed May 17, 2005, August 19, 2005, December 9, 2005
      and November 14, 2005
      Response Letters Dated October 19, 2005, December 7, 2005,
      January 5, 2006 and January 24, 2006
		File No. 0-26309


Dear Mr. Prince:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

								Sincerely,



								Jill S. Davis
								Branch Chief

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